Leading Brands, Inc.

Second Quarter Report

Period Ended August 31, 2005

Report to Shareholders

“The investment we made in expanding the distribution of our brands during the first half of this year has resulted in sales growth in Q2 that is accelerating in the first part of Q3. We continue to see rising per store sales of TrueBlue® and our listing base is increasing every month.”

To our Shareholders:

The Company’s net loss for the second quarter was $158,000 US [$193,000 Cdn] or $0.01 US [$0.01 Cdn] per share, versus a net income of $512,000 US ($682,000 Cdn) or $0.03 US [$0.04 Cdn] per share in the prior fiscal year. Gross revenue for the quarter was $11,395,000 US [$13,929,000 Cdn] versus $11,113,000 US [$14,790,000 Cdn] the prior year, a US dollar increase of 2.5% .

The Company reported net income for the first six months of the year of $142,000 US [$178,000 Cdn] or $0.01 US [$0.01 Cdn] versus a net income of $909,000 US ($1,216,000 Cdn) or $0.06 US [$0.08 Cdn] per share in the first half of the prior fiscal year. Year to date gross revenue was $20,551,000 US [$25,241,000 Cdn] versus $20,495,000 US [$27,443,000 Cdn] the prior year.

The difference in net income, when comparing both the quarter and year to date performance, is directly attributable to increases in sales and marketing costs – including grocery chain slotting fees - totaling $683,000 US [$698,000 Cdn] for the six month period and a one time gain of $667,000 US [$887,000 Cdn] for a contract termination payment received in Q2 of last year. The increased sales and marketing expenses were necessarily invested to support the North American-wide launch of the Company’s True-Blue® blueberry brand. The Company has adopted a policy of expensing all grocery chain slotting fees over a twelvemonth period and those expenses were a material cost in Q2.

The majority of incremental sales and marketing expenses were incurred in the United States as the Company successfully expanded sales there. Consequently, the Company recorded income tax expense of $164,000 US [$200,000 Cdn] in the quarter ($381,000 US [$469,000 Cdn] year to date) in connection with earnings in its Canadian subsidiary.

If you add back our increase in spending on sales and marketing and the one time contract termination gain in Q2 2004, Q2 this year was a much improved financial result over last year. Most importantly, our three-year revenue decline has stopped, and now reversed itself. The investment we made in expanding the distribution of our brands during the first half of this year has resulted in sales growth in Q2 that is accelerating in the first part of Q3. We continue to see rising per store sales of TrueBlue® and our listing base is increasing every month.

It on average takes 12 weeks between the date we obtain the initial approval for chain listing of one of our brands and the date the product becomes available for sale to the consumer. Consequently, sales and marketing expenses will precede by a quarter or so the corresponding increase in revenues. Once the product is on the shelf, we need to bring it to the consumers’ attention. In the early days, that is accomplished by a series of displays, samplings and promotions. That activity does not occur for free. After that we begin to reap the financial benefits of our efforts and investment. Those months are shortly ahead.

Leading Brands, Inc - Q2 REPORT	1

Year to date EBITDA was $1,146,000 US [$1,412,000 Cdn]. This was contributed to by strong operational performance in our plants and our ability to sustain gross profit margins in the face of rising raw material costs. Our cash flow was principally applied to reduce long term debt and fund increased working capital to support rising sales.

During the quarter the Company discontinued it’s Pez® 100% Juice™ brand to focus on more successful and profitable products. The Company’s revenues will not be impacted materially from this event and the Company has sufficient financial reserves to deal with the disposition of any remaining inventory.

The Company will continue to provide updates in its newsletter on the first of most months, posted at www.LBIX.com.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

2	Q2 REPORT - Leading Brands, Inc

Management’s Discussion & Analysis

For the three months and six months ended August 31, 2005

September 30, 2005

The following information should be read in conjunction with the Company’s February 28, 2005 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 21 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview
Leading Brands, Inc. (the Company) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America’s only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complementary products from other brand owners. It is also a major producer and distributor of private label products and a co-packer for major branded beverage items.

Overall Performance
The Company reported an income after taxes of $142,335 in the six months ended August 31, 2005 compared to income of $908,765 in the prior year. The difference in performance was primarily attributable to increases in the Company’s sales force and marketing costs to promote the Company’s new brands. In the prior year, the Company recorded $666,547 in other income that was non-recurring due to settlement of certain disputes and resultant contract cancellations. A reduction in plant revenues due to the change in mix of co-pack customers, and the discontinuance of certain co-pack customer relationships, was offset by increased sales of the Company’s owned and licensed brands. The Company is focusing on increasing the distribution of its brands and continuing to build its co-pack business while controlling overhead costs. The Company has used this six months of the fiscal year to position itself for the anticipated growth of the recently launched Company brands.

Results of Operations
INTRODUCTION
The Company is involved in two main business functions (i) the distribution of the Company’s brands and other licensed brands, principally in North America and (ii) the operation of two bottling plants. The plants produce the Company’s branded beverages and provide bottling services to large co-pack customers and national grocery chains for their proprietary products. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through an ‘Integrated Distribution System’ (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores.

The Company’s goal is to grow profitable sales by increasing distribution of the Company’s branded beverage and food products, securing additional volume from its existing co-pack customers and obtaining new production contracts from customers requiring bottling services. The Company’s major focus is to accomplish this while incurring controlled increases in selling, general and administrative costs to create increased profit for the Company.

SALES
Quarter ended August 31, 2005

	Quarter ended	Quarter ended
Revenue	August 31, 2005	August 31, 2004	Change
Bottling Plant	$4,444,333	$6,014,917	($ 1,570,584)
Distribution and Other	$6,951,082	$5,097,866	$1,853,216
Total Gross Revenue	$11,395,415	$11,112,783	$282,632
Discounts, allowances	($ 384,511)	($ 319,345)	($ 65,166)
and Rebates
Net Revenue	$11,010,904	$10,793,438	$217,466

Gross sales for the quarter ended August 31, 2005 were $11,395,415 compared to $11,112,783 for the previous year, representing an increase of 2.5%. The decrease in plant revenue of $1,570,584 is a result of a decrease in revenue

Leading Brands, Inc - Q2 REPORT	3

from sales to customers where the Company supplies the raw materials of $1,879,246 offset by a net increase in revenue from sales to customers where the customer supplies the raw materials of $308,662. The increase in distribution and other revenue of $1,853,216 consists of an increase in revenue from food products of $368,175, an increase in revenue of the Company’s own brands of $343,965 and an increase in sales of licensed brands and other revenue of $1,141,076. Sales discounts, allowances and rebates for the quarter ended August 31, 2005 were $384,511 compared to $319,345 for the previous year, representing an increase of 20.4% . This represents an increase in sales discounts, allowances and rebates related to the sales of the Company’s owned and licensed brands in the amount of $132,018 offset by a decrease in volume rebates related to the bottling plant in the amount of $66,852.

Six months ended August 31, 2005

	Six months	Six months
	ended	ended
Revenue	August 31, 2005	August 31, 2004	Change
Bottling Plant	$8,568,312	$11,062,786	($ 2,494,474)
Distribution and Other	$11,982,846	$9,432,699	$2,550,147
Total Gross Revenue	$20,551,158	$20,495,485	$55,673
Discounts, allowances	($ 563,419)	($ 417,016)	($ 146,403)
and Rebates
Net Revenue	$19,987,739	$20,078,469	($ 90,730)

Gross sales for the six months ended August 31, 2005 were $20,551,158 compared to $20,495,485 for the previous year, representing an increase of 0.3% . The decrease in plant revenue of $2,494,474 is a result of a decrease in revenue from sales to customers where the Company supplies the raw materials of $3,451,103 offset by a net increase in revenue from sales to customers where the customer supplies the raw materials of $956,629. The increase in distribution and other revenue of $2,550,147 consists of an increase in revenue from food products of $297,816, an increase in revenue of the Company’s own brands of $611,308 and an increase in sales of licensed brands and other revenue of $1,641,022. Sales discounts, allowances and rebates for the six months ended August 31, 2005 were $563,419 compared to $417,016 for the previous year, representing an increase of 35%. This represents an increase in sales discounts, allowances and rebates related to the sales of the Company’s owned and licensed brands in the amount of $160,258 offset by a decrease in volume rebates related to the bottling plant in the amount of $13,855.

COST OF SALES AND MARGIN
Quarter ended August 31, 2005

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2005	August 31, 2004	Change
Bottling Plant	$2,460,667	$3,756,775	($ 1,296,108)
Distribution and Other	$5,347,140	$3,791,942	$1,555,198
Total	$7,807,807	$7,548,717	$259,090

Cost of sales for the quarter ended August 31, 2005 was $7,807,807 compared to $7,548,717 for the previous year, representing an increase of 3.4% . The decrease in plant cost of sales of $1,296,108 is a result of a decrease in cost of sales for customers where the Company supplies the raw materials of $1,634,530 offset by an increase in cost of sales for customers where the customer supplies the raw materials of $338,422. The increase in distribution and other cost of sales of $1,555,198 consists of an increase from food products of $325,880, an increase from the Company’s own brands of $361,735, and an increase in licensed brands and other products of $867,583.

Six months ended August 31, 2005

	Six months	Six months
	ended	ended
Cost of Sales	August 31, 2005	August 31, 2004	Change
Bottling Plant	$4,683,399	$6,943,402	($ 2,260,003)
Distribution and Other	$9,016,487	$6,907,413	$2,109,074
Total	$13,699,886	$13,850,815	($ 150,929)

Cost of sales for the six months ended August 31, 2005 was $13,699,886 compared to $13,850,815 for the previous year, representing a decrease of 1%. The decrease in plant cost of sales of $2,260,003 is a result of a decrease in cost of sales for customers where the Company supplies the raw materials of $3,140,054 offset by an increase in cost of sales for customers where the customer supplies the raw materials of $880,051. The increase in distribution and other cost of sales of $2,109,074 consists of an increase from food products of $323,480, an increase from the Company’s own brands of $575,527, and an increase in licensed brands and other products of $1,210,067.

4	Q2 REPORT - Leading Brands, Inc

Quarter ended August 31, 2005

	Quarter ended	Quarter ended
Margin	August 31, 2005	August 31, 2004	Change
Bottling Plant	$1,926,632	$2,134,258	($ 207,626)
Distribution and Other	$1,276,465	$1,110,463	$166,002
Total	$3,203,097	$3,244,721	($ 41,624)
Margin percentage	29.1%	30.1%	(1% )

Margin for the quarter ended August 31, 2005 was $3,203,097 compared to $3,244,721 for the previous year, representing a decrease of 1%. The decrease in plant margin of $207,626 is a result of a decrease in margin from customers where the Company supplies the raw materials of $244,717 partially offset by an increase in margin from customers where the customer supplies the raw materials of $37,091. The increase in distribution and other margin of $166,002 consists of an increase from food products of $21,801, an increase in licensed brands and other products of $219,385 offset by a decrease from the Company’s own brands of $75,184.

Six months ended August 31, 2005

	Six months	Six months
	ended	ended
Margin	August 31, 2005	August 31, 2004	Change
Bottling Plant	$3,774,883	$3,995,500	($ 220,617)
Distribution and Other	$2,512,970	$2,232,154	$280,816
Total	$6,287,853	$6,227,654	$60,199
Margin percentage	31.5%	31.0%	0.5%

Margin for the six months ended August 31, 2005 was $6,287,853 compared to $6,227,654 for the previous year, representing an increase of 0.5% . The decrease in plant margin of $220,617 is a result of a decrease in margin from customers where the Company supplies the raw materials of $311,050 partially offset by an increase in margin from customers where the customer supplies the raw materials of $90,433. The increase in distribution and other margin of $280,816 consists of a decrease from food products of $48,583, a decrease in the Company’s own brands of $28,963 offset by an increase in licensed brands and other products of $358,362.

SELLING, GENERAL AND
ADMINISTRATION EXPENSES
For the quarter ended August 31, 2005 these expenses increased $417,195 from $2,464,395 to $2,881,590, or 16.9% . Selling and marketing expenses increased $478,240 mostly due to increased sales personnel and marketing expenditures to promote the Company’s new brands while other overhead expenses decreased by $61,045.

For the six months ended August 31, 2005 these expenses increased $765,145 from $4,376,493 to $5,141,638, or 17.5% . Selling and marketing expenses increased $682,974 mostly due to increased sales personnel and marketing expenditures to promote the Company’s new brands while other overhead expenses increased by $82,171.

OTHER EXPENSES
Depreciation for the quarter ended August 31, 2005 remained consistent with the prior year at $209,642 compared to $211,027 and the six months ended August 31, 2005 at $416,004 compared to $419,276. Amortization of deferred costs increased by $4,079 for the quarter from $18,389 to $22,468 and $10,434 for the six months ended August 31, 2005 from $34,205 to $44,639 due to the amortization of product development costs for the Company’s new products, TrueBlue®, Brand X Originals™ and Infinity™. Interest increased for the quarter by $8,386 from $74,734 in the prior year to $83,120 for the current year, and $9,832 for the six months ended August 31, 2005 from $151,982 to $161,814 due to currency translation. Interest was lower in Canadian funds. In the prior quarter ended August 31, 2004 the Company recorded other income of $666,547 from the settlement of certain disputes and resultant contract cancellations.

INCOME TAXES
In the quarter ended August 31, 2005, the Company recorded a reduction in the future income tax asset in the amount of $163,968 compared to $630,575 in the prior year and $381,270 in the six months ended August 31, 2005 compared to $1,001,595 in the prior year corresponding to the operating profits in the Canadian operating entity. Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other

Leading Brands, Inc - Q2 REPORT	5

temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision. The Company may from time to time record income tax expense during the same period that it records a net loss when one or more of its subsidiaries generate taxable net income in a period and one or more others generate net losses that exceed the net income from the profitable subsidiary or subsidiaries.

Summary of Quarterly Results

	AUGUST 31		MAY 31		FEBRUARY 28/29		NOVEMBER 30
	2005	2004	2005	2004	2005	2004	2004	2003

Net sales / operating revenue	$11,010,904	$10,793,438	$8,976,834	$9,285,031	$6,623,496	$7,215,125	$6,864,239	$9,216,055

Income (loss)	($ 158,101)	$ 512,429	$ 300,436	$ 396,336	$ 150,638	($1,585,232)	($433,760)	($569,827)

Income (loss) per share	($0.01)	$0.03	$0.02	$0.03	$0.01	($0.10)	($0.03)	($0.04)

Net Income (loss) per share, fully diluted	($0.01)	$0.03	$0.02	$0.03	$0.01	($0.10)	($0.03)	($0.04)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

Stock based compensation expensed in the quarter ended February 29, 2004 was $12,911, in the quarter ended May 31, 2004 was $68,131, in the quarter ended August 31, 2004 was $155,053, in the quarter ended November 30, 2004 was $15,023, in the quarter ended February 28, 2005 was $68,205 in the quarter ended May 31, 2005 was $60,210 and in the quarter ended August 31, 2005 was $97,704.

Liquidity and Capital Resources
As at August 31, 2005 the company had negative working capital of $214,127 compared to negative working capital of $899,375 at February 28, 2005. This improvement in working capital largely resulted from cash generated through operating income along with $28,317 generated from the issuance of common share capital on the exercise of options. Bank indebtedness at August 31, 2005 was $3,148,246 compared to $2,512,897 for the prior year-end. There were no cash or cash equivalents as at August 31, 2005 or at the prior year-end.

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with covenants at August 31, 2005. In the event of a covenant violation, the lender has agreed to issue a monthly service charge in the amount of $5,000 Canadian until the covenant is in compliance.

The Company has an operating line of $3,790,751, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $642,505 at August 31, 2005. The Company believes it will have sufficient working capital for the next 12 months since the Company has generated cash flow from operations at the beginning of the fiscal year ending February 28, 2006, has significantly reduced the working capital deficit and has unused borrowing capacity on the operating line. The Company has no significant planned capital projects and believes that it currently has sufficient working capital to continue operations for the next twelve months and thereafter. Should any significant capital projects be planned, they may require third party financing.

Net cash generated from operating activities for the three months ended August 31, 2005 was $255,303 compared to $400,350 generated in the prior fiscal year. In the quarter ended August 31, 2005, additional cash was utilized for marketing and sales expenses to position for sales growth in the Company’s owned and licensed brands. In the quarter ended August 31, 2004, a portion of the cash generated from operating activities was a result of non-recurring contract settlements. In the quarter ended August 31, 2005, working capital changes utilized $80,788 due to an increase

6	Q2 REPORT - Leading Brands, Inc

in trade accounts receivables that utilized $938,576 related to a seasonal increase in sales from the previous quarter and a reduction in sales to co-pack customers having credit terms of 15 days and an increase in sales to distribution customers with credit terms of 30 days, an increase in inventory that utilized $70,021, an increase in prepaid expenses that utilized $397,248 mostly due to listing fees and prepaid insurance premiums, offset by an increase in accounts payable due to longer average days outstanding that generated $1,325,057. In the quarter ended August 31, 2004, working capital changes utilized $1,126,842 due to an increase in trade accounts receivables that utilized $647,383 related to a seasonal increase in sales, an increase in inventory that utilized $109,460, an increase in prepaid expenses that utilized $23,830 and a decrease in accounts payable that utilized $346,169.

Net cash utilized in operating activities for the six months ended August 31, 2005 was $43,992 compared to $1,127,325 generated in the prior fiscal year. In the six months ended August 31, 2005, additional cash was utilized for marketing and sales expenses to position for sales growth in the Company’s owned and licensed brands. In the six months ended August 31, 2004, a portion of the cash generated from operating activities was a result of non-recurring contract settlements. In the six months ended August 31, 2005, working capital changes utilized $1,186,307 due to an increase in trade accounts receivables that utilized $1,562,541 for the reasons mentioned above, an increase in inventory that utilized $1,272,456 mostly due to the Company’s new TrueBlue® brand and seasonal increases in the Company’s other owned and licensed brands, an increase in prepaid expenses that utilized $575,744 mostly due to prepaid insurance premiums and listing fees offset by an increase in accounts payable that generated $2,224,434. In the six months ended August 31, 2004, working capital changes utilized $1,461,285 due to a reduction in accounts payable that utilized $1,909,813, an increase in prepaid expenses that utilized $45,998, and increase in inventory that utilized $37,441 offset by cash generated from a reduction in accounts receivable of $531,967 due to fewer sales to co-pack customers in which the Company supplies the raw materials.

In the quarter ended August 31, 2005, net cash utilized in investing activities was $62,552 compared to $125,799 in the same quarter of the previous year. $62,552 was expended on the purchase of capital assets compared to $96,291 in the prior year. In the current year, $15,616 was expended on equipment for the bottling operations compared to $81,067 in the prior year and $46,936 was expended on office equipment, software, and leasehold improvements compared to $15,224 in the prior year. The sale of assets generated $852 and expenditures on deferred costs for product development utilized $30,360 in the prior year.

In the six months ended August 31, 2005, net cash utilized in investing activities was $116,200 compared to $200,203 in the same period of the previous year. $122,756 was expended on the purchase of capital assets compared to $176,627 in the prior year. In the current year, $56,076 was expended on equipment for the bottling operations compared to $124,620 in the prior year, $9,043 was expended on vehicles compared to $28,582 in the prior year, and $57,637 was expended on office equipment, software, and leasehold improvements compared to $23,425 in the prior year. The sale of assets generated $6,556 compared to $6,784 in the prior year. In the prior year, expenditures on deferred costs for product development utilized $30,360.

In the quarter ended August 31, 2005, financing activities utilized $257,001 compared to $184,226 in the prior year. In the current year, the Company repaid long-term debt of $216,050 compared to $439,447 in the prior year, decreased bank indebtedness in the amount of $69,268 compared to an increase in bank indebtedness of $255,221 in the prior year. In the current year, the Company generated $28,317 from issuance of common share capital.

In the six months ended August 31, 2005, financing activities generated $113,193 compared to $909,368 utilized in the prior year. In the current year, the Company repaid long-term debt of $430,422 compared to $662,045 in the prior year, increased bank indebtedness in the amount of $515,298 compared to a decrease in bank indebtedness of $636,435 in the prior year. In the prior year, the company generated $389,112 in proceeds from additional long term debt to fund additions to the bottling plant equipment. In the current year, the Company generated $28,317 from issuance of common share capital.

Trend Information
During the first half of the fiscal year the Company invested heavily in sales and marketing expenses, primarily in support of the North American-wide launch of its TrueBlue® blueberry cocktail brand. A principal focus of those efforts is obtaining listings in chain grocery stores, which in the main require brand owners to pay slotting fees in order to obtain shelf space. The Company on average experiences a 12 week delay between the date it receives approval for the listing of one of its products and the date the product reaches the store shelf. Consequently, sales and marketing expenses do not necessarily translate into increased sales in

Leading Brands, Inc - Q2 REPORT	7

the same fiscal quarter. In the coming quarter, the Company will continue to focus on increasing the distribution of its brands and building its co-pack business while controlling overhead costs.

Related Party Transactions
The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data
At September 30, 2005 the Company had 15,075,069 issued and outstanding common shares.

There were also 2,970,519 issued and outstanding stock options, of which 2,078,517 were vested.

8	Q2 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	August 31	Feb 28
(EXPRESSED IN UNITED STATES DOLLARS)	2005	2005

ASSETS
Accounts receivable	$3,951,624	$2,247,896
Inventory	4,257,320	2,823,307
Prepaid expenses and deposits (Note 8)	816,801	213,635
Future income taxes - current (Note 5)	286,412	275,639
	9,312,157	5,560,477

Property, plant and equipment	9,946,375	9,866,592
Trademarks and rights	91,787	88,334
Goodwill (Note 4)	2,883,304	2,718,721
Deferred costs	117,141	157,207
Other	42,119	125,783
Future income taxes - long term (Note 5)	1,778,893	2,092,128
Total Assets	$24,171,776	$2 0,609,242

LIABILITIES
Bank indebtedness	$3,148,246	$2,512,897
Accounts payable and accrued liabilities	5,392,871	2,999,526
Current portion of long-term debt (Note 7)	985,167	947,429
	9,526,284	6,459,852
Long-term debt (Note 7)	2,581,443	2,913,843
	12,107,727	9,373,695

SHAREHOLDERS’ EQUITY
Share capital (Note 3)
Common shares	25,828,118	25,799,818
Contributed surplus (Note 2)	1,454,723	1,297,133
Currency translation adjustment	2,373,631	1,873,354
Deficit	(17,592,423)	(17,734,758)
	12,064,049	11,235,547
Total Liabilities and Shareholders’ Equity	$24,171,776	$20,609,242

Leading Brands, Inc - Q2 REPORT	9

Leading Brands, Inc.
Consolidated Statement of Income and Deficit

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN UNITED STATES DOLLARS)	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2005	2004	2005	2004

Gross Sales	$11,395,415	$11,112,783	$20,551,158	$20,495,485
Less: Discounts, allowances and rebates	(384,511)	(319,345)	(563,419)	(417,016)
Net Sales	11,010,904	10,793,438	19,987,739	20,078,469

Cost of sales	7,807,807	7,548,717	13,699,886	13,850,815
Selling, general & administration expenses	2,881,590	2,464,395	5,141,638	4,376,493
Amortization of property, plant and equipment	209,642	211,027	416,004	419,276
Amortization of deferred costs and other	22,468	18,389	44,639	34,205
Interest on long term debt	46,168	55,671	94,734	99,146
Interest on current debt	36,952	19,063	67,080	52,836
Loss on sale of assets	410	(281)	153	1,585
Other income, net related to contract settlements		(666,547)		(666,547)
	11,005,037	9,650,434	19,464,134	18,167,809

Net income before taxes	5,867	1,143,004	523,605	1,910,660

Income tax - current	-	-	-	(300)
Income tax (expense) recovery - future income tax	(163,968)	(630,575)	(381,270)	(1,001,595)
Net income (loss)	(158,101)	512,429	142,335	908,765

Deficit, beginning of period, as previously reported	(17,434,322)	(17,964,065)	(17,734,758)	(17,524,051)

Adjustment for change in accounting for	-	-	-	(836,350)
stock-based compensation (Note 2)

Accumulated deficit, beginning of period, as restated	(17,434,322)	(17,964,065)	(17,734,758)	(18,360,401)

Deficit, end of period	$(17,592,423)	$(17,451,636)	$(17,592,423)	$(17,451,636)

EARNINGS PER SHARE
Basic	$(0.01)	$0.03	$0.01	$0.06
Diluted	$(0.01)	$0.03	$0.01	$0.06

Weighted average number of shares outstanding	15,058,439	15,040,169	15,051,754	15,040,169

10	Q2 REPORT - Leading Brands, Inc

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months	Three months	Six months	Six months
(EXPRESSED IN UNITED STATES DOLLARS)	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2005	2004	2005	2004
Cash provided by (used in)

OPERATING ACTIVITIES
Net income	($ 158,101)	$512,429	$142,335	$908,765
Items not involving cash
Depreciation and amortization	232,110	229,416	460,643	453,481
(Gain)/loss on sale of assets	410	(281)	153	1,585
Changes in non-cash operating working	(80,788)	(1,126,842)	(1,186,307)	(1,461,285)
capital items (Note 6)
Future income taxes	163,968	630,575	381,270	1,001,595
Stock based compensation expense (Note 3)	97,704	155,053	157,914	223,184
	255,303	400,350	(43,992)	1,127,325
INVESTING ACTIVITIES
Purchase of property, plant & equipment	(62,552)	(96,291)	(122,756)	(176,627)
Proceeds on sale of property, plant & equipment	-	852	6,556	6,784
Expenditures on deferred costs	-	(30,360)	-	(30,360)
	(62,552)	(125,799)	(116,200)	(200,203)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(69,268)	255,221	515,298	(636,435)
Issuance of common share capital	28,317	-	28,317
Proceeds from issuance of long-term debt	-	-	-	389,112
Repayment of long-term debt	(216,050)	(439,447)	(430,422)	(662,045)
	(257,001)	(184,226)	113,193	(909,368)

Increase (decrease) in cash	($ 64,250)	$90,325	($ 46,999)	$17,754

Effect of exchange rate changes on cash	$64,250	($ 90,325)	$46,999	($ 17,754)
Cash, beginning and end of year	-	-	-	-

Interest paid	$84,039	$75,329	$162,081	$153,361
Income tax paid	-	-	-	$300

Leading Brands, Inc - Q2 REPORT	11

Leading Brands, Inc.
Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION
The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

Results of operations for interim periods are not indicative of annual results.

2. CHANGE IN ACCOUNTING POLICY
Effective March 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at March 1, 2004 by $836,350 with a corresponding increase to reported contributed surplus.

3. SHARE CAPITAL

Authorized:	August 31, 2005
Common shares without par value	500,000,000
Preferred shares without par value
designated into the following series:
Series “A” preferred shares, without par value	1,000,000
Series “B” preferred shares, without par value	100
Series “C” preferred shares, without par value	1,000,000
Series “D” preferred shares, without par value	4,000,000
Series “E” preferred shares, without par value	4,000,000
Undesignated	9,999,900

Issued: Common shares without par value
Outstanding at May 31, 2005	15,045,069
Issued on exercise of options	30,000
Outstanding at August 31, 2005	15,075,069

	Issued and	Weighted
Stock options granted, exercised and	outstanding	average
cancelled since May 31, 2005	options	exercise price
Outstanding at May 31, 2005	2,855,519	$ 1.07
Issued	60,000	1.25
Exercised	(30,000)	0.94
Cancelled	(5,000)	0.81
Outstanding at Aug 31, 2005	2,880,519	$ 1.125

At August 31, 2005, there were 2,062,642 vested options outstanding at an average exercise price of $1.13.

In the quarter ended August 31, 2005, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows: risk-free rate - 3.94%, dividend rate - 0%, volatility factor - 106.12% and weighted average expected life of the options in months - 120. Fair value - $1.155 per option.

4. GOODWILL
Goodwill is recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the goodwill balance from February 28, 2005 is due to translation adjustments.

5. INCOME TAXES
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company’s results at the current income tax rate and expected net realizable value. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

12	Q2 REPORT - Leading Brands, Inc

6. CHANGES IN NON-CASH OPERATING
WORKING CAPITAL ITEMS

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2005	2004	2005	2004

Accounts receivable	($ 938,576)	($ 647,383)	($ 1,562,541)	$531,967

Inventory	(70,021)	(109,460)	(1,272,456)	(37,441)

Prepaid expenses	(397,248)	(23,830)	(575,744)	(45,998)

Accounts payable	1,325,057	(346,169)	2,224,434	(1,909,813)
and accrued
liabilities

Changes in non-	($ 80,788)	($ 1,126,842)	($ 1,186,307)	($ 1,461,285)
cash operating
working capital
items

7. LONG-TERM DEBT
The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restrictive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants as at August 31, 2005. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

8. PREPAID EXPENSES AND DEPOSITS

	August 31, 2005	February 28, 2005
Listing fees	$444,639	$973
Insurance premiums	213,750	71,396
Rental deposits and other	158,412	141,266
Total prepaid expenses and deposits	$816,801	$213,635

9. SEGMENTED INFORMATION
The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

10. SEASONALITY
The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

Leading Brands, Inc - Q2 REPORT	13

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated premium beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi	Robert Mockford
VP of Bottling Operations	VP of Operations

Richard Chartier	Dave Read
VP of Business Development	President – LBI Brands, Inc.

Jody Christopherson	Joanne Saunders
VP of Sales, Western Canada	VP of Marketing

Thomas Gaglardi	Pat Wilson
Secretary	VP of Sales, and
President – Leading Brands USA, Inc.
Donna Higgins, CGA
Chief Financial Officer

Ralph D. McRae
Chairman, President and Chief Executive Officer

LEADING BRANDS, INC.
Suite 1800 - 1500 West Georgia
Vancouver BC Canada V6G 2Z6

Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

14	Q2 REPORT - Leading Brands, Inc